UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GenVec, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

37246C307

(CUSIP Number)

January 24, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37246C307

1.	Names of Reporting Persons

Christopher M. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	169,519
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	169,519
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

169,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

IN

*	Ownership information above is as of the end of business on January 30, 2017, the business day before the filing of this Schedule 13G.

CUSIP No. 37246C307

1.	Names of Reporting Persons

Aristides Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	169,519
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	169,519
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

169,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the end of business on January 30, 2017, the business day before the filing of this Schedule 13G.

CUSIP No. 37246C307

1.	Names of Reporting Persons

Aristides Fund QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	34,191
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	34,191
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

34,191

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

1.5%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of end of business on January 30, 2017, the business day before the filing of this Schedule 13G.

CUSIP No. 37246C307

1.	Names of Reporting Persons

Aristides Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	135,328
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	135,328
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

135,328

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

6.0%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the end of business on January 30, 2017, the business day before the filing of this Schedule 13G.

Item 1.

(a)	The name of the issuer is GenVec, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 910 Clopper Road, Suite 220N, Gaithersburg, Maryland 20878.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Christopher M. Brown; (2) Aristides Capital LLC, a Delaware limited liability company (the “General Partner”); (3) Aristides Fund QP, LP, a Delaware limited partnership (the “3c7 Fund”); and (4) Aristides Fund LP, a Delaware limited partnership (the “3c1 Fund”, and together with the 3c7 Fund, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). The Funds are private investment vehicles. The Funds directly own the Common Stock (as defined below) reported in this Statement. Mr. Brown and the General Partner may be deemed to beneficially own the Common Stock owned directly by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Aristides Capital LLC, 25 S. Huron St., Suite 2A, Toledo, Ohio 43604.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 37246C307.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on January 30, 2017, the business day before the filing of this Schedule 13G. As of the Event Date of January 24, 2017, the Reporting Persons collectively owned 152,646 shares of Common Stock representing 6.7% of the outstanding shares of Common Stock. The percentage ownership of each Reporting Person is based on 2,273,632 shares of Common Stock outstanding as of October 31, 2016, as reported by the Issuer in its Form 10Q filed with the SEC on November 4, 2016.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2017

Christopher M. Brown

Aristides Capital LLC

Aristides Fund QP, LP

Aristides Fund LP

By:	/s/ Christopher M. Brown
Christopher M. Brown, for himself and as the Managing Member of the General Partner (for itself and on behalf of each of the Funds)

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of GenVec, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 31, 2017

Christopher M. Brown

Aristides Capital LLC

Aristides Fund QP, LP

Aristides Fund LP

By:	/s/ Christopher M. Brown
Christopher M. Brown, for himself and as the Managing Member of the General Partner (for itself and on behalf of each of the Funds)